T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany


05005381

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA


SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C. 202 SECTION

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	November 25, 2004
Subject	T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- the chart presentation of November 24, 2004 regarding T-Online's Strategy Update.

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Enclosure

1/27

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693


SEC MAIL
PROCESSING
RECEIVED
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SECTION
202
WASH., D.C.

Strategy Update.
November, 24th 2004.

T - Online

Disclaimer.

This document contains forward-looking statements that reflect management's current views with respect to future events.
The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan,", “forecast”, "project" and "should" and similar expressions identify forward-looking statements.
Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe; changes in currency exchange rates and interest rates and introduction of competing products.
If any of these or other risks and uncertainties occur or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements.
We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

This document is only a convenience translation. Any interpretation should also be based on the leading German version.

New strategic initiatives.

- Strategic business plan finalized to reflect significant broadband/IP market opportunity
- 3 key initiatives:

  - Enhance customer centricity through combined DSL access/ tariff offer

  - Strengthen bundled offer through Entertainment packages and Triple Play

  - Aggressive expansion in France and Spain to build market share
- New – as in the past, annually developed - 10-year plan

  - Reflects dramatically expanded scope of T-Online business and new product launches

  - Represents step change in expected financial growth profile and long-term profitability of T-Online
- Business plan is 'stand-alone', i.e. before any synergies from a possible merger with Deutsche Telekom AG (DTAG)

T-Online.
The story so far ...



in € million
797
-83*
-390*
1,140
-189*
-797*
1,568
115
-490
1,851
344
-38
c.2,000
c.460
c.300
Revenues
EBITDA
Net income
2000
2001
2002
2003
2004e

- Growth in access (new customer acquisition)
- Expansion outside domestic market

- Extension of non-access business models
- Introduction of combined business model

- Enhancing the combined business model
- Excellence in customer centricity

* Club Internet (Q1/2000) and Ya.com (Q3/2000) were acquired in 2000

Note: *Figures stated in accordance with IFRS from 2002 onwards, net income 2004e stated in accordance with IFRS 3*

Trends and developments in the European internet market.



Market/Customer
Internet is a growth market: broadband– "growth engine"
Increasing broadband penetration and digitalisation are levers for demand in digital products (e.g. Video on Demand, Digital Music Download)
Customers increasingly sophisticated – higher level of customer segmentation necessary
Competition
Still limited number of providers in access market
Intensifying competition through Voice over IP (VoIP)/resale offers
"New telco" players with integrated offers
Megatrends
1. Broadband and digitalisation/convergence
2. Individualisation/identifying customer needs
Technology
DSL dominant access technology – parallel development of new access technologies
Increasing convergence of IP based media
Double Play already established in the market, increasing importance of Triple Play
Regulation
Ongoing and follow-up regulations (e.g. resale, bitstream access, LLU)
Increasing harmonization of regulation at EU level
Further increase of influence of media/broadcast regulatory measures
Enforcement of copyrights on digital content

Megatrend #1: Broadband and digitalisation/convergence. Significant market potential.



Broadband penetration 2003
in % of homes connected
10%
12%
13%
8%
16%
13%
20%
>70%
Germany
UK
France
Italy
Spain
Western Europe
USA
S. Korea
Total number of households million
38.3
24.7
24.7
22.7
12.7
161.0
109.2
17.0
Source: Jupiter Research (2004)

- Europe considerably lagging behind more highly penetrated broadband countries
- South Korea broadband penetration already at over 70% (source : Goldman Sachs)
- Gap expected to narrow over time
- Household penetration not the only growth driver – by offering attractive content, several users per household can be targeted

Megatrend #1: Broadband and digitalisation/convergence (2). Market evolution.


Sourcing
model
Today
Future
Local Loop Unbundling
Bitstream
Resale
BB access
Double Play
Triple Play
Customer base
(DSL-Penetration)
Service
offer

- Regulatory environment as one of the key drivers of market structure
- Also influences optimum network strategy and investment in new services
- New services and applications in turn help drive broadband penetration

Megatrend #1: Broadband and digitalisation/convergence (3). Change in provider structure.


Incumbent
40 - 50%
New Telco 1
~ 20%
New Telco 2
~ 15%
Niche
players
~ 15%
Incumbent
60% - 80%
Others
20% - 40%
Today
Future

- Similar competitive environment emerging in many European countries
- Incumbent aiming for between 40 - 50% long-term market share, with New Telco's gaining between 15 - 20% each
- In Germany, T-Online targeting to maintain at least 50% share of T-DSL subscribers in the long term
- In France and Spain, target is to be #1 or #2 alternative provider

Megatrend #1: Broadband and digitalisation/convergence (4). The best of both worlds...



Narrowband
(less than 1MBit)
Interactivity
Network-
architecture
Content pull
Broadband
(over 1MBit)
+ High connection speed
+ "Always on"
+ Multiple Content Providers
+ Interactivity
+ Device independent
+ Customer-controlled content pull
Video
Traditional Media
(Broadcast)

Megatrend#2: Individualisation/identifying customer needs. Know your customers.


Beginners/Occasional Users
Price - sensitive Mainstream Users
Modern Mainstream Users
"Fun-Surfers"
Business Professional Users
Internet Professional Users

- No single "killer application" product or service, equally no single type of customer
- Customer segmentation is key
- T-Online will continue to focus on developing integrated offerings for the attractive customer segments

Megatrend#2: Individualisation/identifying customer needs (2). The T-Online brand family.



Beginners/ Occasional Users
Price-sensitive Mainstream Users
"Fun-Surfers"
Modern Mainstream Users
Business Professional Users
Internet Professional Users
Germany
second brand
T-Online
Online-Vision
Video on Demand
musicload
SCOUT 24
Rest of Europe
Club Internet
L'internet puissance Vous
ya.com
acceso

- Access increasingly a commodity
- "Best online experience everywhere", not price leadership
- Price used only very selectively to enter new customer segments or markets

Megatrend#2: Individualisation/identifying customer needs (3). Maximising customer lifetime value.



Recurring revenues
1
Marketing costs
2
Acquisition costs
3
Customer care costs
4
Cross-selling/ up-selling
5
Credit items
6
Contract renewal
7
Migration
8
Churn
9
Bad debts
10
Win back

Germany.
Strategic approach.

T · · Online

Germany.
Strengthening and extending the combined business model.


Growth potential
Key initiatives
Strategic goals
Traditional ISP business (incl VoIP)
Defending existing core business
Combined DSL access/ tariff offer
Extension of core business through new business models
Entertainment (Triple Play)
Developing new options for future growth
Time

Germany (2).
Significant market opportunity going forward.



Development of online connections
in million subscribers
CAGR
2004-2007
23.0
25.1
27.1
29.1
16.5
16.1
15.2
14.1
6.5
9.0
11.9
15.0
8%
-5%
32%
2004e
2005e
2006e
2007e
Narrowband
Broadband

- Total broadband subscriber base in Germany expected to more than double
- Narrowband subscribers migrating over time
- Overall, continuing high-single digit growth in subscriber base expected for German market

Source: T-Online International est., Jupiter Research (2004), Telebasics/GfK (2004)

Germany (3).
Internet share of media usage continuing to increase.



Average daily usage
in minutes
Internet
+20%
TV
-3%
Radio
-8%
Print
-5%
41
49
160
156
174
160
39
37
2002
2003
2002
2003
2002
2003
2002
2003

Source: SevenOneMedia (2003)

Germany (4).
Rapidly rising interest in broadband applications.


Users as percentage of online households
Film/Video
Music
Gaming
13%
24%
34%
25%
33%
41%
14%
22%
30%
2003
2007e
2010e
2003
2007e
2010e
2003
2007e
2010e
2.4
5.5
8.2
4.7
7.6
9.8
2.6
5.1
7.2
Households using broadband content (m)

Source: Deutschland Online 2, Jupiter Research (2004)

Germany (5).
Conclusion: 3 distinct approaches.

■ Develop traditional ISP business (incl VoIP)	→ To defend market position
■ Launch combined DSL access/tariff offer	→ "One-Stop-Shop" delivering quality to the customer
■ Introduce Entertainment and broadband packages	→ Innovation leader through Triple Play → Video on Demand → Music → Games → Scout24 → Plus others

Rest of Europe.
Strategic approach.

Rest of Europe.
France: Broadband for the mass market.

Number of residential DSL connections
in million


0.6
0.7
0.9
1.3
1.7
2.0
2.4
3.2
3.8
5.0
5.3
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2002
2003
2004

Source: Club Internet (2004)

Number unbundled lines
in million


0.03
0.05
0.09
0.14
0.23
0.55
1.05
Apr.03
Jun.03
Aug.03
Oct.03
Dec.03
May 04
Oct.04

Source: ART (2004)

- Encouraging broadband competition due to introduction of resale in 1999, FT required to offer LLU at competitive prices
- Wanadoo share of DSL subs now below 50%
- Important growth drivers have been attractive Double and Triple Play offers

Rest of Europa (1).
France: significant growth potential.



Development of online connections
in million households
CAGR
2004-2007
11.2
12.6
14.1
15.2
5.3
4.7
4.5
4.3
5.9
7.9
9.6
10.9
11%
-7%
23%
2004e
2005e
2006e
2007e
Narrowband
Broadband

Source: T-Online International (estimate); Jupiter Research (2004)

- The number of broadband households will nearly double
- Trend of migration from narrowband to broadband will continue over time
- In total France will experience a double digit broadband growth rate

Rest of Europe (2).
Spain: Broadband for the mass market.

Number of residential DSL connections
in million



0.5
0.6
0.7
0.9
1.1
1.3
1.4
1.6
1.8
2.0
2.2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2002
2003
2004

Source: Lehman Brothers

- Spain about to experience exponential growth following French example with c. 2 year lag
- Introduction of attractive LLU pricing in 2004
- Result has been step change in DSL growth

Rest of Europa (3).
Spain: significant growth potential.



Development of online connections
in million households
CAGR
2004-2007
5.1
5.7
6.7
7.5
2.3
2.2
2.1
2.1
2.8
3.5
4.6
5.4
14%
-3%
24%
2004e
2005e
2006e
2007e

- The number of broadband households will nearly double
- Trend of migration from narrowband to broadband will continue over time
- It is expected that today's cable users will migrate to ADSL
- In total Spain will experience a double digit broadband growth rate

Narrowband
Broadband*

Source: T-Online International (estimate); Jupiter Research (2004)
* Cable and ADSL

Rest of Europe (4).
Core markets for organic expansion.

France

- Highly developed market with broadband penetration of >20% (2004e)
- Aggressive pricing, offer best-in-class "Triple-Play", own network roll-out
- Establish as top-3 player in France with market share c. 15-20%

Spain

- Attractive LLU access price regulation: strongly growing market
- Cost efficient access to LLU network via DSL wholesale partnership
- Maintain position among top-3 players and with market share c. 15-20%

Expected investment

- T-Online committed to investing EUR 0.8-1.0bn on organic growth during 2005-07, of which up to EUR 500 m earmarked for network capex and remainder for customer acquisition

Financial impact.



Financial impact.
10-year management targets.

DSL customers (Germany)	over 14m
DSL customers (Rest of Europe)	over 3.5m
Total T-Online Group revenues	over €8bn
Total T-Online Group EBITDA	over €2bn

Financial impact (2).
Revenues: accelerated growth in all segments...



CAGR
over 15%
c. €2bn
c. €2.4-2.6bn
over €5bn
over €8bn
2004e
2005
+5 years
+10 years
Rest of Europe
Traditional ISP (incl. VoIP)
Combined DSL access/tariff
Entertainment
Other

Financial impact (3).
EBITDA: investing in future growth...



CAGR
over 15%
c. €460 m
c. €260-360 m
over € 1 bn
over € 2 bn
2004e
2005
+5 years
+10 years
Rest of Europe
Traditional ISP (incl. VoIP)
Combined DSL access/tariff
Entertainment
Other

Summary.

- Financial and strategic plan, developed as part of annual internal processes, in place to take advantage of market opportunity
- T-Online will continue to set new standards in broadband/IP
- 3 key initiatives:

  - Enhance customer centricity through combined DSL access/ tariff offer

  - Strengthen bundled offer through Entertainment packages and Triple Play

  - Aggressive expansion in France and Spain to build market share

- Management fully committed to stand-alone targets and enhancing value of company

Thank you
for your attention.

T · · Online